    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              APPLE COMPUTER, INC.
             (Exact Name of Registrant as Specified in its Charter)
                                   CALIFORNIA
         (State or Other Jurisdiction of Incorporation or Organization)

                                   94-2404110
                      (I.R.S. Employer Identification No.)

                                1 INFINITE LOOP
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 996-1010
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                EDWARD B. STEAD
             SENIOR VICE PRESIDENT, GENERAL COUNSEL, AND SECRETARY
                              APPLE COMPUTER, INC.
                                1 INFINITE LOOP
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 996-1010
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                           --------------------------

                                    COPY TO:

                             WILLIAM H. HINMAN, JR.
                              Shearman & Sterling
                             555 California Street
                        San Francisco, California 94104
                                 (415) 616-1100
                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- -----

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- -----

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                        PROPOSED MAXIMUM
                                                                      PROPOSED MAXIMUM     AGGREGATE
            TITLE OF EACH CLASS                    AMOUNT TO BE        OFFERING PRICE       OFFERING         AMOUNT OF
       OF SECURITIES TO BE REGISTERED               REGISTERED        PER SECURITY (1)     PRICE (1)      REGISTRATION FEE
6% Convertible Subordinated Notes
 due June 1, 2001...........................       $568,575,000             100%          $568,575,000        $196,061
Common Stock, no par value (2)..............   19,468,412 Shares(2)          --                --                --

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(2) Such number represents the number of shares of Common Stock as are initially issuable upon conversion of the 6% Convertible Subordinated Notes due June 1, 2001 registered hereby and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminate number of shares of Common Stock as many be issued from time to time upon conversion of the Notes as a result of the antidilution provisions thereof. Pursuant to Rule 457(i), no registration fee is required for these shares.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION DATED AUGUST 28, 1996
PROSPECTUS

                                  $568,575,000
                              APPLE COMPUTER, INC.
                          6% CONVERTIBLE SUBORDINATED
                             NOTES DUE JUNE 1, 2001

    This Prospectus relates to the 6% Convertible Subordinated Notes due June 1, 2001 (the "Notes") of Apple Computer, Inc. ("Apple" or the "Company") sold otherwise than in reliance on Regulation S (the "Registrable Notes") under the Securities Act of 1933, as amended (the "Securities Act"), and the shares of the Company's common stock, no par value ("Common Stock"), issuable upon conversion of the Registrable Notes. The Registrable Notes registered hereby were issued and sold on June 7, 1996 (the "Original Offering") in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as the initial purchasers (the "Initial Purchasers") of the Registrable Notes, to be "qualified institutional buyers" (as defined by Rule 144A under the Securities
Act) or other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under Regulation D of the Securities Act). An additional $92,675,000 aggregate amount of Notes were issued by the Company in the Original Offering and sold by the Initial Purchasers in compliance with the provisions of Regulation S under the Securities Act. The Registrable Notes and the Common Stock issuable upon conversion thereof may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a registration rights agreement dated as of June 7, 1996 (the "Registration Agreement") between the Company and the Initial Purchasers, entered into in connection with the Original Offering.

    The Registrable Notes are convertible into shares of Common Stock at any time on or after September 5, 1996 and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $29.205 per share (equivalent to a conversion rate of 34.2407 shares per $1,000 principal amount of Registrable Notes), subject to adjustment in certain events. On August 27, 1996, the closing price of the Common Stock, which is quoted on the Nasdaq National Market under the symbol "AAPL", was $24.86 per share.
                                                        (CONTINUED ON NEXT PAGE)

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS             , 1996.

(CONTINUED FROM PREVIOUS PAGE)

    Interest on the Registrable Notes is payable on June 1 and December 1 of each year, commencing on December 1, 1996. Principal and interest payments will be made without any deduction for U.S. withholding taxes, except to the extent described under "Description of Registrable Notes -- Payment of Additional Amounts". The Registrable Notes are redeemable (a) in the event of certain developments involving U.S. withholding taxes or certification requirements (as described under "Description of Registrable Notes -- Redemption -- Redemption for Taxation Reasons"), at a redemption price of 100% of the principal amount of the Registrable Notes to be redeemed, plus accrued interest to the redemption date, and (b) at the option of the Company, on or after June 1, 1999, in whole or in part, at the redemption prices set forth herein, plus accrued interest to the redemption date. See "Description of Registrable Notes -- Redemption". The Registrable Notes are not entitled to any sinking fund. The Registrable Notes will mature on June 1, 2001. The Registrable Notes issued and sold in the Original Offering in reliance on 144A have been designated for trading on the PORTAL System of the National Association of Securities Dealers, Inc. Registrable Notes sold pursuant to the Registration Statement of which this Prospectus forms a part are not expected to remain eligible for trading on the PORTAL System.

    In the event of a Change in Control, subject to certain limitations, each holder of Registrable Notes may require the Company to repurchase its Registrable Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days ending on and including the third trading day prior to the repurchase date), at a repurchase price of 100% of the principal amount of Registrable Notes to be repurchased, plus accrued interest to the repurchase date.

    The Registrable Notes are unsecured obligations, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and are effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of June 28, 1996, the aggregate amount of outstanding Senior Indebtedness of the Company was approximately $490 million. As of June 28, 1996, the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries was approximately $1,030 million. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of Registrable Notes -- Subordination".

    The Registrable Notes and the Common Stock issuable upon conversion of the Registrable Notes may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Selling Stockholders" and "Plan of Distribution". If required, the names of any such agents or underwriters involved in the sale of the Registrable Notes and the Common Stock issuable upon conversion of the Registrable Notes in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this prospectus (the "Prospectus Supplement").

    The Selling Holders will receive all of the net proceeds from the sale of the Registrable Notes and the Common Stock issuable upon conversion of the Registrable Notes and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Registrable Notes and the Common Stock issuable upon conversion of the Registrable Notes. The Company is responsible for payment of all other expenses incident to the offer and sale of the Registrable Notes and the Common Stock issuable upon conversion of the Registrable Notes.

    The Selling Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Registrable Notes and the Common Stock issuable upon conversion of the Registrable Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Registrable Notes and Common Stock issuable upon conversion of the Registrable Note purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

                             AVAILABLE INFORMATION

    Apple is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the offering of the Securities made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents are incorporated by reference in this Prospectus:

    1. Apple's Annual Report on Form 10-K for the fiscal year ended September 29, 1995.

    2. Apple's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 1995.

    3. Apple's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1996.

    4.  Apple's Current Report on Form 8-K filed on June 14, 1996.

    5. Apple's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1996.

    6. The description of Apple's capital stock contained in Apple's Registration Statement filed on Form 8-A, dated October 30, 1981 and the description of the Common Share Purchase Rights contained in its Registration Statement on Form 8-A, dated May 15, 1989.

    All documents filed by Apple pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of the Registration Statement of which this Prospectus forms a part and prior to June 1, 2001 shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (WITHOUT EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO APPLE COMPUTER, INC., 1 INFINITE LOOP, CUPERTINO, CALIFORNIA 95014, ATTENTION:
CORPORATE SECRETARY, (TELEPHONE: (408) 996-1010).

                                    SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES" AND "ANTICIPATES" AND SIMILAR EXPRESSIONS, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S STATEMENTS REGARDING ITS OBJECTIVE TO RETURN ITS BUSINESS TO PROFITABILITY, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS".

                                  THE COMPANY

    Apple Computer, Inc. ("Apple" or the "Company") has long been recognized as a pioneer and innovator in the information technology industry, providing easy-to-use, powerful, quality information products to people who want to create, communicate and learn. The Company develops, manufactures, licenses and markets products and technologies for the education, home, business and government markets, in more than 140 countries.

    In the second quarter of fiscal 1996, in light of declining demand for the Company's products and disappointing operating results, the Company, led by a new management team, announced a new strategic direction and began restructuring its operations. The Company's plan has three key elements: (i) return the Company to profitability by reducing costs and streamlining operations; (ii) realign resources to more effectively focus on core market segments and opportunities where the Company believes it has competitive advantages and (iii) capitalize on emerging trends in the information technology industry.

    The new management team's first priority has been to develop a broad restructuring program designed to lower operating costs and return the Company to profitability within approximately twelve months, although there can be no assurance that the plan will be successful in this regard. Among other steps, to date the Company has announced a headcount reduction of approximately 2,800 full-time employees, incurred a write-down of inventories and associated charges in the second quarter to reflect lower than anticipated demand for the Company's products, sold a manufacturing facility to a third-party supplier, sold its domestic data center operations to an outsourcing firm, and restructured its operations around four hardware product divisions. In addition, the Company has announced that it is taking steps to reduce its costs by significantly streamlining its product offerings, standardizing hardware components, increasing outsourcing of manufacturing operations, and divesting certain non-core assets.

    In order to leverage Apple's key strengths, the management team intends to focus the Company's resources on core market segments and opportunities. The Company plans to emphasize Apple's key strengths, such as its global brand name, the large installed base of Macintosh systems, the ease-of-use of its products, its multimedia and connectivity capabilities, and the tight integration and reliability of its hardware and software. Management believes that by shifting its focus away from the commodity segment of the personal computer market and towards more distinctive value-added products, the Company will be able to maximize profitability and enhance its position within the computer industry. The Company has initially targeted four core markets where it believes that its products provide substantial added value: Learning, Publishing, Digital Media Authoring and Scientific/Technical. The Company believes that these market segments represent attractive growth opportunities and that users in these segments place a premium value on the distinctive features of the Apple platform.

    In support of these initiatives, the Company is realigning its organizational structure in an effort to increase accountability, improve customer responsiveness, and strengthen the competitiveness of its products. For example, the Company will continue to reorganize its business around a small group of divisions and core hardware platforms. Hardware and software development will be separated in an effort to achieve best-of-class competitiveness independently, while retaining a high level of integration at the core level. The Company intends to significantly reduce the number of SKUs in its product line and to increase the use of standardized components. In addition, the Company intends to work more closely with software developers and licensees in order to achieve the broadest possible acceptance and penetration of the Macintosh platform.

    The Company believes that, in the long term, emerging industry trends towards pervasive multimedia and connectivity present new opportunities for Apple to capitalize on its distinctive competitive advantages. The Company believes that demand for highly functional, graphically-oriented, networked computing products, together with the proliferation of multimedia technologies such as desktop video, audio and high-end graphics, aligns well with the Company's traditional strengths. As one of the world's leading providers of servers on the World Wide Web and a leading supplier of tools for desktop publishing and multimedia authoring, the Company is well-positioned to take advantage of growth in these areas. Apple's Internet strategy is focused on delivering seamless integration with and access to the Internet throughout its product line and developing and supporting "open" standards for the Internet. In addition, management believes that the platform-independent nature of the Internet will, over time, provide an important benefit to the Company in its efforts to compete with the Microsoft Windows platform.

    Apple Computer, Inc. was incorporated under the laws of the State of California on January 3, 1977. The Company's principal executive offices are located at 1 Infinite Loop, Cupertino, California 95014 and its telephone number is (408) 996-1010.

                                  THE OFFERING

Securities Offered...........  $568,575,000 aggregate principal amount of 6% Convertible
                               Subordinated Notes due June 1, 2001, issued under an
                               indenture (the "Indenture") between Apple and Marine
                               Midland Bank, as trustee ("Trustee") and Common Stock
                               issuable upon conversion thereof.

Interest Payment Dates.......  June 1 and December 1 of each year, commencing on December
                               1, 1996.

Maturity.....................  June 1, 2001.

Issuer.......................  Apple Computer, Inc., a California corporation.

Conversion Price.............  The Registrable Notes will be convertible into Common
                               Stock at a conversion price of $29.205 per share
                               (equivalent to a conversion rate of 34.2407 shares per
                               $1,000 principal amount of Registrable Notes), subject to
                               adjustment.

Conversion Rights............  The Registrable Notes will be convertible into shares of
                               Common Stock of the Company at any time on or after
                               September 5, 1996 and prior to the close of business on
                               the maturity date, unless previously redeemed or
                               repurchased, at the conversion price set forth above,
                               subject to adjustment. Holders of Registrable Notes called for redemption will be entitled to convert the Registrable
                               Notes up to the close of business on the date fixed for
                               redemption. The right to convert a Registrable Note
                               delivered for repurchase will terminate on the close of
                               business on the repurchase date.

Subordination................  The Registrable Notes will be subordinated in right of payment to present and future Senior Indebtedness (as
                               defined) of the Company. The Registrable Notes are also
                               effectively subordinated to all indebtedness and other
                               liabilities of the Company's subsidiaries. As of June 28,
                               1996, the aggregate amount of outstanding Senior
                               Indebtedness was approximately $490 million. As of June
                               28, 1996, the aggregate amount of outstanding indebtedness and other liabilities of the Company's subsidiaries was
                               approximately $1,030 million. The Indenture does not
                               restrict the incurrence of additional Senior Indebtedness
                               or other indebtedness by the Company or any of its
                               subsidiaries.

Optional Redemption..........  The Registrable Notes will be redeemable at the option of the Company, on or after June 1, 1999, in whole or in
                               part, at the redemption prices set forth herein, plus
                               accrued interest to the redemption date. In addition,
                               certain Registrable Notes may be subject to redemption as
                               described immediately below under "Additional Amounts and
                               Redemption for Taxation Reasons".

Additional Amounts and         The Company will pay Additional Amounts (as defined in
 Redemption for Taxation       "Description of Registrable Notes -- Payment of Additional
 Reasons.....................  Amounts"), subject to certain exceptions, in order that the non-U.S. Holders of Registrable Notes receive the full amount of the principal, premium, if any, and interest
                               specified therein (including any amount payable under a
                               repurchase of the Registrable Notes as described
                               immediately below under "Repurchase at Option of Holders
                               Upon Change in Control") without deduction for or on
                               account of U.S. withholding taxes. In the event that the
                               Company must pay such Additional Amounts as a result of a
                               change in law, the Tax Affected Notes (as defined) will be redeemable at the option of the Company, as a whole but
                               not in part, at 100% of the principal amount thereof, plus any accrued interest to the redemption date (but without
                               reduction for U.S. withholding taxes).

Repurchase at Option of        Upon a Change in Control (as defined under "Description of
 Holders Upon Change in        Registrable Notes -- Repurchase at Option of Holders Upon
 Control.....................  a Change in Control") holders of the Registrable Notes will have the right, subject to certain conditions and
                               restrictions, to require the Company to purchase all or
                               part of their Registrable Notes at 100% of the principal
                               amount thereof, plus accrued interest to the repurchase
                               date. Subject to certain limitations, the repurchase price is payable in cash or, at the option of the Company, in
                               Common Stock (valued at 95% of the average last reported
                               sale prices of the Common Stock for the five trading days
                               ending on and including the third trading day prior to the repurchase date).

Use of Proceeds..............  The Company will not receive any of the proceeds from the sale of any of the Registrable Notes or the Common Stock
                               issuable upon conversion thereof.

Events of Default............  Events of Default include: (a) failure to pay principal of or premium, if any, on any Note when due; (b) failure to
                               pay any interest on any Note when due, continuing for 30
                               days; (c) failure to perform any other covenant of the
                               Company in the Indenture, continuing for 60 days after
                               written notices as provided in the Indenture; (d) any
                               indebtedness for money borrowed by the Company in an
                               aggregate outstanding principal amount in excess of
                               $50,000,000 is not paid at final maturity or upon
                               acceleration thereof and such default in payment or
                               acceleration is not cured or rescinded within 30 days
                               after written notice as provided in the Indenture; and (e)
                               certain events of bankruptcy, insolvency or
                               reorganization.

Registration Rights..........  Upon any failure by the Company to comply with certain of its obligations under the Registration Agreement (as
                               defined herein), additional interest will be payable on
                               the Registrable Notes.

                                  RISK FACTORS

RECENT FINANCIAL RESULTS

    The Company reported a net loss of $32 million, or $0.26 per share, for the quarter ended June 28, 1996, and $841 million, or $6.81 per share, for the nine months ended June 28, 1996. These results include second quarter charges comprised of a $207 million restructuring charge and a $616 million charge principally for the write-down of certain inventory, as well as for the cost to cancel excess component orders. These charges were necessitated by lower than expected demand for many of the Company's products, primarily its entry level products, aggressive pricing policies within the personal computer industry, and the Company's decision to alter its strategic direction in order to focus more closely on key strategic markets, reduce costs, and increase its competitiveness. Also, the Company separately incurred $77 million in charges in the second and third quarters that reflect the estimated cost to correct certain quality problems in certain entry level Performa and Powerbook products, covering both goods held in inventory and shipped goods. The Company expects to continue to incur operating losses throughout at least the remainder of fiscal 1996, if not longer. Although the Company's restructuring plan is designed to return the Company to profitability within approximately twelve months' time of its inception, there can be no assurance that the plan will be successful in this regard or that similar charges will not be required in the future.

LIQUIDITY

    The Company's financial position with respect to cash, cash equivalents, and short-term investments, net of short-term borrowings, was $1,172 million at June 28, 1996, $240 million at March 29, 1996, and $491 million at September 29, 1995. The Company's financial position with respect to cash, cash equivalents, and short-term investments was $1,359 million at June 28, 1996, $592 million at March 29, 1996, and $952 million at September 29, 1995. The Company experienced positive cash flow from operations of $289 million for the quarter ended June 28, 1996 and positive cash flow from operations of $112 million for nine months ended June 28, 1996. Cash generated by operations was primarily the result of decreases in accounts receivable and inventories, partially offset by a decrease in accounts payable. Cash generated during the first nine months of fiscal 1996 from the sale of certain equity investments and the sale of a manufacturing facility totaled $120 million. Cash generated by financing activities during the first nine months of fiscal 1996 was $383 million, primarily as a result of the receipt of the net proceeds from the Original Offering, partially offset by repayments of short-term borrowings. The goals of the Company's restructuring plan include returning the Company to profitability and improving cash flow from operations. To the extent the plan is unsuccessful or takes longer to implement than expected, the Company may need to seek additional sources of financing. There can be no assurance that such financing will be available.

    As of June 28, 1996, the Company had short-term borrowings of $187 million, with maturity dates ranging from September 1996 to December 1996. The Company intends to refinance, extend or pay down the remaining borrowings. There can be no assurance that the Company will succeed in refinancing or extending these obligations on terms acceptable to the Company, if at all. If the Company is unable to refinance or extend these short-term obligations, the Company's liquidity and financial position may be adversely affected.

DECLINING SALES; LOSS OF MARKET SHARE; INDUSTRY TRENDS

    Over the last six months, the Company has experienced a significant decline in both its unit shipments and its market share in the overall personal computer industry. For the third fiscal quarter of 1996, the number of the Company's Macintosh computers shipped worldwide declined by 16% when compared with the corresponding quarter of 1995. Moreover, according to an industry source, in the third fiscal quarter of 1996 as compared to the same period in 1995, the Company's share of the worldwide and U.S. personal computer markets declined to 5.3% from 7.4%, and to 7.4% from 10.6%, respectively. As part of its new strategic direction, the Company intends, among other things, to streamline its product line, which could result in a further decline in the number of units shipped and the Company's share of the overall personal computer market.

    A consumer's decision to invest in a new computer product is often influenced by the level of ongoing support he or she believes will be provided by the manufacturer and third parties, including software developers. The Company believes that extensive media coverage of the Company's financial losses and speculation regarding the Company's financial position have raised concerns with consumers and third-party resellers with respect to ongoing hardware and software support for the Company's products. This in turn may have further contributed to the decline in the Company's sales. Although the Company believes that the actions it is taking under its restructuring plan, including the Original Offering, should help restore confidence in the Company and the Macintosh platform, there can be no assurance that such actions will succeed or that further erosion in confidence will not take place.

    In addition to its own declining sales, the Company believes that the rate of growth in overall worldwide personal computer unit sales has declined and may remain below prior years' growth rates for the foreseeable future. This decline in the rate of growth could further increase the competitive nature of the environment in which the Company operates and negatively affect the Company's unit shipments and, accordingly, its results of operations and financial condition.

RISKS ASSOCIATED WITH RESTRUCTURING AND NEW STRATEGIC DIRECTION

    In the second quarter of fiscal 1996, the Company formulated a new strategic direction and announced certain restructuring actions aimed at reducing its cost structure, improving its competitiveness and restoring profitability. There are several risks inherent in the Company's efforts to transition to a new cost structure. These include the risk that the Company will not be able to reduce expenditures quickly enough to restore profitability and the risk that cost-cutting initiatives will impair its ability to innovate and remain competitive in the computer industry.

    As part of its restructuring effort, the Company has begun to implement a new business model. Implementation of the new business model involves several risks, including the risk that by simplifying its product line the Company will increase its dependence on fewer products, potentially reduce overall sales and increase its reliance on unproven products and technology. Another risk of the new business model is that by increasing the proportion of the Company's products to be produced under outsourcing arrangements, the Company could lose control of the quality of the products manufactured and lose the flexibility to make timely changes in production schedules in order to respond to changing market conditions. In addition, the new business model could adversely affect employee morale, thereby damaging the Company's ability to retain and motivate employees. Also, because the new business model contemplates that the Company will reduce its research and development expenditures by, among other things, relying to a larger extent on collaboration and licensing arrangements with third parties, the Company will have less direct control over its research and development efforts and its ability to create innovative products may be reduced. Finally, even if the new business model is successfully implemented, there can be no assurance that it will effectively resolve the various issues currently facing the Company. In addition, although the Company believes that the actions it is taking under its restructuring plan should help restore marketplace confidence in the Macintosh platform, there can be no assurance that such actions will succeed.

    For the foregoing reasons, there can be no assurance that the current restructuring actions will achieve their goals or that similar actions will not be required in the future. The Company's future operating results and financial condition could be adversely affected should it encounter difficulty in effectively managing the transition to the new business model and cost structure. To the extent the restructuring is unsuccessful or takes longer to implement than expected, the Company may need to seek additional sources of financing. There can be no assurance that such financing will be available.

COMPETITION

    The personal computer industry is highly competitive and is characterized by aggressive pricing practices, downward pressure on gross margins, frequent introduction of new products, short product life cycles, continual improvement in product price/performance characteristics, price sensitivity on the part of customers, and a large number of competitors. In the first nine months of fiscal 1996, the

Company's results of operations and financial condition were, and in the near future are expected to be, adversely affected by industrywide pricing pressures and downward pressures on gross margins. The industry has also been characterized by rapid technological advances in software functionality and hardware performance and features based on existing or emerging industry standards. Some of the Company's competitors have greater financial, marketing, manufacturing and technological resources, broader product lines, and larger installed customer bases than those of the Company. There can be no assurance that the Company will be able to compete successfully in this environment.

    The Company is currently the primary maker of hardware that uses the Macintosh operating system (the "Mac OS"). The Mac OS has a minority market share in the personal computer market, which is dominated by makers of computers that run the MS-DOS and Microsoft Windows operating systems. The Company believes that the Mac OS, with its perceived advantages over MS-DOS and Windows, has been a driving force behind sales of the Company's personal computer hardware for the past several years. Recent innovations in the Windows platform, including those introduced by Windows 95, have added features to the Windows platform similar to those offered by the Mac OS. The Company is currently taking and will continue to take steps to respond to the competitive pressures being placed on its personal computer sales as a result of the recent innovations in the Windows platform. The Company recently announced a new strategy with respect to updating its operating system. Rather than introduce a comprehensive new operating system in a single release, the Company intends to issue periodic releases consisting of discrete operating system components. The Company expects that this will enable it to introduce some new functionality for the operating system sooner than it would be able to introduce a complete new operating system. The Company's future operating results and financial condition could be adversely affected should the development and introduction of new operating system components be delayed or fail to meet users' expectations or should users fail to embrace the periodic release strategy.

    In order to better compete, the Company has taken steps to increase the installed base for the Macintosh platform. As part of these efforts, the Company announced the licensing of the Mac OS to other personal computer vendors in January 1995, and several vendors currently sell products that utilize the Mac OS. The Company believes that licensing the Mac OS will result in a broader installed base on which software vendors can develop and provide technical innovations for the Macintosh platform. However, there can be no assurance that the installed base will be broadened by the licensing of the operating system or that licensing will result in an increase in the number of application software titles or the rate at which vendors will bring to market application software based on the Mac OS. In addition, as a result of licensing its operating system, the Company's products will be forced to compete with those of other companies producing Mac OS-based computer systems and the Company will be forced to compete with other producers for personnel and other resources. The benefits to the Company from licensing the Mac OS to third parties may be more than offset by the disadvantages of being required to compete with such third parties.

    As a supplemental means of addressing the competition from MS-DOS and Windows, the Company has devoted substantial resources toward developing personal computer products capable of running application software designed for the MS-DOS or Windows operating systems ("Cross-Platform Products"). These products contain both the RISC-based Power PC 601 microprocessor and the 486 DX2/66 microprocessor, which enable users to concurrently run applications that require the Macintosh, MS-DOS, Windows 3.1 or Windows 95 operating systems. During the third quarter of fiscal 1996, the Company began shipment of Cross-Platform Products that include the Pentium 586-class chip, or in which a Pentium 586-class microprocessor can be installed through the use of an add-on card. Depending on customer demand, the Company may supply customers who purchase Cross-Platform Products with Windows operating system software under licensing agreements with Microsoft Corporation ("Microsoft"). However, in order to do so, the Company will need to enter into one or more agreements with certain Microsoft distributors. There can be no assurance that the Company will be able to enter into such agreements on terms acceptable to the Company, if at all. If the Company is unable to enter into agreements with Microsoft distributors or renew the Microsoft licenses upon their expiration, the Company's sales of Cross-Platform Products could be adversely affected.

    On November 7, 1994, the Company reached an agreement with International Business Machines Corporation ("IBM") and Motorola, Inc. ("Motorola") on a new hardware reference platform for the PowerPC microprocessor that is intended to deliver a much wider range of operating system and application choices for computer customers. As a result of this agreement, the Company is moving forward with its efforts to make the Macintosh operating system available on the common platform. In line with its efforts, on November 13, 1995, the Company, IBM, and Motorola announced the availability of the "PowerPC Platform" specifications, which define a "unified" personal computer architecture in order to give access to both the Power Macintosh platform and the PC environment. The Company's future operating results and financial condition may be affected by its ability to continue to implement this agreement and to manage the risk associated with the transition to this new hardware reference platform.

    Recently, several competitors of the Company, including Compaq Computer Corporation ("Compaq"), IBM and Microsoft, have either targeted or announced their intention to target certain of the Company's key market segments, including education and desktop publishing. Some of these companies have greater financial, marketing, manufacturing and technological resources than the Company. There can be no assurance that the Company will be able to maintain its leadership in these segments or that this added competition will not have a material adverse effect on the Company's results of operations or financial condition.

NO ASSURANCE OF SUPPORT FROM THIRD-PARTY SOFTWARE DEVELOPERS;
MICROSOFT POTENTIAL CONFLICT OF INTEREST

    Decisions by customers to purchase the Company's personal computers, as opposed to MS-DOS or Windows-based systems, are often based on the availability of third-party software for particular applications. The Company believes that the availability of third-party application software for the Company's hardware products depends in part on the third-party developers' perception and analysis of the relative benefits of developing, maintaining and upgrading such software for the Company's products versus software for the larger MS-DOS and Windows market. This analysis is based on factors such as the perceived strength of the Company and its products, the anticipated potential revenue that may be generated by the developers, and the costs of developing such software products. The Company's recent and any future operating losses may cause software developers to question the Company's position in the personal computer market. In addition, the recent decline in the Company's market share of the overall personal computer market and any future decline in such market share as a result of the Company's new strategic direction or for any other reason, could adversely affect software developers' perception of the relative benefits of developing software for the Company's products. Such factors could cause software developers to be less inclined to develop new application software or upgrade existing software for the Company's products and more inclined to devote their resources toward developing and upgrading software for the larger MS-DOS and Windows market. There can be no assurance that third-party developers will continue to develop sufficient application software for the Company's personal computers to induce consumers to purchase the Company's products.

    Microsoft is an important developer of application software for the Company's products. Microsoft's interest in producing application software for the Company's products may be influenced by Microsoft's perception of its interests as the vendor of the Windows operating system. There can be no assurance that Microsoft will continue to produce application software for the Macintosh platform. If Microsoft were to discontinue such production, the Company's results of operations and financial condition could be adversely affected.

DEPENDENCE ON THIRD-PARTY SUPPLIERS; IBM POTENTIAL CONFLICT OF INTEREST

    Although certain raw materials, processes and components essential to the Company's business are generally available from multiple sources, other processes and key components (including microprocessors and application-specific integrated circuits ("ASICs")) are currently obtained by the Company from single sources. If the supply of a key single-sourced material, process, or component to the Company were to be delayed or curtailed, the Company's ability to ship the related product utilizing such material, process, or component in desired quantities and in a timely manner could be adversely affected. The Company's business and financial performance could also be adversely affected, depending on the time required to obtain sufficient quantities from the original source, or to identify and obtain sufficient quantities from an alternate source.

    The Company believes that the availability of microprocessors and ASICs presents significant potential for constraining the Company's ability to produce products. The Company and other producers in the personal computer industry compete for semiconductor products with other industries that have experienced increased demand for such products. In addition, the Company uses some components that are not common to the rest of the personal computer industry (including certain ASICs). Continued availability of these components may be affected if producers were to decide to concentrate on the production of common components instead of components customized to meet the Company's requirements. Such product supply constraints and corresponding increased costs could decrease the Company's market share and adversely affect the Company's future operating results and financial condition.

    In particular, the Company's ability to produce and market competitive products is dependent on the ability and willingness of IBM and Motorola, the suppliers of the PowerPC RISC microprocessor for certain of the Company's products, to continue to supply to the Company microprocessors that produce superior price/performance results. There can be no assurance that IBM or Motorola will be able or willing to continue supplying such microprocessors on terms acceptable to the Company, if at all. Specifically, IBM's incentive to supply such microprocessors to the Company may be limited by the fact that it produces personal computers based on the Intel microprocessors as well as on the PowerPC microprocessor and is also the developer of OS/2, a competing operating system to the Company's Mac OS. IBM's perception of its interests as a competing manufacturer of personal computers and as a competing operating system vendor may influence its decision to supply the Company with microprocessors.

    As a result of the Company's restructuring plan, which included the sale of the Company's Fountain, Colorado manufacturing facility to SCI Systems, Inc. ("SCI") and a related manufacturing outsourcing arrangement with SCI, the proportion of the Company's products produced under outsourcing arrangements will increase. While outsourcing arrangements may lower the fixed cost of operations, they may also reduce the direct control the Company currently has over production, and it is uncertain what effect such lowered control will have on the quality of the products manufactured, the Company's ability to ship such products on a timely basis or the flexibility of the Company to respond to changing market conditions. Furthermore, any efforts by the Company to manage its inventory under outsourcing arrangements could subject the Company to liquidated damages or cancellation. In addition, the Company will now be forced to directly compete with these manufacturers for personnel and other resources. Moreover, although arrangements with such manufacturers may contain provisions for warranty expense reimbursement, the Company remains at least initially responsible to the ultimate consumer for warranty service. Accordingly, in the event of product defects or warranty liability, the Company may remain primarily liable. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with contract manufacturers or otherwise, could adversely affect the Company's future operating results and financial condition.

PRODUCT RECALLS AND WARRANTIES

    The integration of functions and complexity of operations of the Company's products increases the risk that latent defects or subtle faults could be discovered by customers or end users after volumes of product have been produced or shipped. If such defects were significant, the Company could incur material recall and replacement costs under product warranties.

    On May 9, 1996, the Company notified certain Apple resellers that it was voluntarily recalling certain shipped Power Macintosh and Performa models that had experienced system freezes and shifting monitor colors. At the same time, the Company voluntarily recalled certain PowerBook models that had exhibited defects, including flaws in the plastic casing and problems with their AC power connectors. Although the Company currently believes that it has adequately reserved for the expected future costs associated with these recalls, there can be no assurance that the Company will not incur additional inventory charges or that these recalls will not significantly affect market confidence in the Company's products or have a material adverse effect on the Company's future operating results and financial condition.

    The Company is implementing a rework program for recalled PowerBook models. If the rework program does not proceed on schedule, the Company's ability to supply PowerBooks into the sales channels could be affected and could have an adverse impact on the Company's future operating results and financial condition.

LEVERAGE AND SUBORDINATION

    In connection with the Original Offering, the Company incurred approximately $661 million in additional indebtedness. This resulted in an increase in the Company's ratio of debt to total capitalization, including short-term borrowings, from approximately 24% at March 29, 1996 to approximately 36% at June 28, 1996. As a result of this additional indebtedness, the Company's principal and interest obligations will increase substantially. The degree to which the Company will be leveraged could adversely affect the Company's ability to obtain additional financing for working capital or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service and other obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

    The Registrable Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of a payment default with respect to Senior Indebtedness, a covenant default with respect to Designated Senior Indebtedness (as defined), liquidation or insolvency, or upon acceleration of the Registrable Notes due to an event of default, the assets of the Company would be available to pay obligations on the Registrable Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Registrable Notes then outstanding. The Registrable Notes also are structurally subordinated to the liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Registrable Notes. As of June 28, 1996, the Company had approximately $490 million of Senior Indebtedness outstanding. In addition, as of June 28, 1996, subsidiaries of the Company had outstanding an aggregate of $1,030 million of indebtedness and other liabilities (excluding intercompany liabilities and liabilities of a type not required to be reflected as a liability on the balance sheet of such subsidiaries in accordance with generally accepted accounting principles). See "Description of Registrable Notes -- Subordination".

INVENTORY RISK

    The Company must order components for its products and build inventory well in advance of product shipments. Because the Company's markets are volatile and subject to rapid technology and price changes, there is a risk that the Company will forecast incorrectly and acquire or produce excess or insufficient inventories of particular components or products. The Company's operating results and financial condition have been and may in the future be materially adversely affected by the Company's ability to manage inventory levels and respond to short-term shifts in customer demand patterns. The management of the Company's inventory levels is further complicated by the fact that some components used by the Company are not common to the rest of the personal computer industry. Accordingly, these components cannot be easily resold to third-parties in the event of inventory surplus or obtained from third-parties in the event of inventory shortage.

    As the Company increases its reliance on outsourcing arrangements pursuant to its restructuring plan, the flexibility of the Company to respond to changing market conditions may diminish and the Company may become subject to even greater risk of inventory shortage or surplus. Furthermore, any efforts by the Company to manage its inventory under these new outsourcing arrangements could subject the Company to liquidated damages or cancellation of the arrangement, either of which could have a material adverse effect on the Company's results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the continued service of its key engineering, marketing, sales, manufacturing, support and executive personnel, and on its ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of one or more of these key personnel could adversely affect the Company. The Company believes that extensive media coverage of the Company's financial losses and speculation regarding the Company's financial position have encouraged its competitors and other technology companies to actively recruit the Company's personnel. There can be no assurance that the restructuring will not cause the Company to experience additional difficulty in attracting, retaining and motivating the personnel needed to implement the Company's new strategic direction. The Company does not maintain key man life insurance on any of its key executives.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS;
UNCERTAINTIES ASSOCIATED WITH THE INTERNET

    Most of the markets in which the Company operates are characterized by rapid technological change and frequent introduction of new technology, which results in short product life cycles, price erosion and greater inventory risk. Substantial research and development investment is required for products and processes to keep up with the rapid pace of technological change.

    The Company's products are in various stages of their product life cycles. The Company's success is highly dependent upon its ability to develop complex new products and to introduce them to the marketplace ahead of the competition. The success of new product introductions is dependent on a number of factors, including market acceptance, the Company's ability to manage the risks associated with product transitions, the availability of application software for new products, the effective management of inventory levels in line with anticipated product demand, the manufacturing of products in appropriate quantities to meet anticipated demand, and the risk that new products may have quality or other defects in the early stages of introduction that were not anticipated in the design of those products. Accordingly, the Company cannot determine the ultimate effect that new products will have on its sales or results of operations. In addition, the uncertainties and risks associated with new product introductions may be increased as a result of the Company's new business model which will, in part, emphasize a refocusing of product offerings and the introduction of new products for core market segments.

    In accordance with the Company's new strategic direction, the Company intends to integrate Internet capabilities into its new and existing hardware and software platforms. There can be no assurance that the Company will be able to successfully integrate Internet capabilities into its products. In addition, the Internet market is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products addressing access to, or authoring or communication over, the Internet. Some of these competitors have a significant lead over the Company in developing products for the Internet or have significantly greater financial, marketing, manufacturing and technological resources than the Company, or both. Finally, the hardware and software industries addressing the accessing, authoring and electronic publishing requirements of the Internet are young and have few proven products. Critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may affect the growth of Internet use, together with the hardware and software standards and electronic media employed in such markets. The Company is devoting significant resources toward developing its Internet strategy. There can be no assurance that such strategy will prove successful or financially benefit the Company.

INTERNATIONAL SALES AND OPERATIONS

    Net sales outside the United States represented approximately 48% and 53% of the Company's consolidated net sales in fiscal 1995 and the first nine months of fiscal 1996, respectively. During these same periods, approximately 40% and 46% of the Company's central processing units were manufactured outside of the United States. The Company currently sells its products in more than 140 countries. The success and profitability of international operations may be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, tax laws (including U.S. taxes on foreign subsidiaries), and changes in the value of the United States dollar versus the local currency in which products are sold. Changes in exchange rates may adversely affect the Company's net consolidated sales (as expressed in United States dollars) and gross profit margins from international operations. Although the Company attempts to mitigate this exposure through hedging transactions, the Company also enters into foreign exchange currency transactions for the purpose of reducing its hedging costs, which exposes the Company to further currency fluctuation risk. The Company's current financial condition may have an impact on the costs of its hedging transactions, as well as the willingness of its trading partners to enter into hedging transactions with the Company.

INTELLECTUAL PROPERTY RIGHTS

    From time to time, other companies and individuals assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the personal computer industry or the Company's business. The Company evaluates each claim relating to its products and, if appropriate, seeks a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies with more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company's products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company's products should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have a material adverse effect on the results of operations and financial position of the Company.

ABSENCE OF PUBLIC MARKET FOR THE REGISTRABLE NOTES

    The Registrable Notes were issued in June 1996 to a small number of institutional buyers. The Registrable Notes issued in reliance on 144A have been designated for trading on the PORTAL System of the National Association of Securities Dealers, Inc. Registrable Notes sold pursuant to the Registration Statement of which this Prospectus forms a part are not expected to remain eligible for trading on the PORTAL System. The Registration Statement of which this Prospectus forms a part is filed pursuant to the Registration Agreement, which does not obligate the Company to keep the Registration Statement effective after the third anniversary of the date when the Registration Statement is declared effective or, if earlier, the date when all the Registrable Notes and the Common Stock issuable on conversion thereof covered by the Registration Statement have been sold pursuant to the Registration Statement or may be resold without registration by persons that are not affiliates of Apple pursuant to Rule 144(k) under the Securities Act. The Company does not intend to apply for listing of the Registrable Notes on any securities exchange or to seek approval for quotation through any automated quotation system. The Initial Purchasers have advised the Company that they intend to make a market in the Registrable Notes. The Initial Purchasers are not obligated, however, to make a market in the Registrable Notes and any such market making may be discontinued at any time in the sole discretion of the Initial Purchasers without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Registrable Notes.

POSSIBLE VOLATILITY OF REGISTRABLE NOTES AND STOCK PRICE

    The market price of the Company's Common Stock has been, and may continue to be, extremely volatile. Factors such as new product announcements by the Company or its competitors, the implementation of the Company's restructuring plan, quarterly fluctuations in the operating results of the Company, its competitors and other technology companies and general conditions in the computer market may have a significant impact on the market price of the Registrable Notes and the Common Stock into which the Registrable Notes are convertible. In particular, if the Company were to report operating results or restructuring progress that did not meet the expectations of research analysts, the market price of the Registrable Notes and Common Stock could be materially adversely affected. The Company's stock has recently experienced sharp declines in price and there can be no assurance that such reductions in price will not recur. In addition, from time to time the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices for many high technology companies and which have often been unrelated to the operating performance of specific companies.

LIMITATIONS ON REPURCHASE OF REGISTRABLE NOTES

    Upon a Change in Control (as defined), each holder of Registrable Notes will have certain rights, at the holder's option, subject to certain limitations, to require the Company to repurchase all or a portion of such holder's Registrable Notes. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Registrable Notes tendered by the holders thereof. In addition, the Company's repurchase of Registrable Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. See "Description of Registrable Notes -- Repurchase at Option of Holders Upon a Change in Control".

IMPEDIMENTS TO CHANGES IN CONTROL

    Certain provisions in the Certificate of Incorporation and Bylaws of the Company and the shareholder rights plan, adopted by the Company's Board of Directors in April 1989, may make more difficult or discourage attempts to change the composition of the Board of Directors, may make more difficult or discourage takeovers of the Company, including those in which holders of the Company's Common Stock might receive a substantial premium for some or all of their shares, and could potentially depress the market price of shares of Common Stock. In addition, the ability of the Board of Directors to issue shares of preferred stock or rights to purchase preferred stock and to fix the voting, redemption, conversion and other rights thereof without shareholder approval could hinder any proposed tender offer, merger or other attempt to gain control of the Company. See "Description of Capital Stock".

FACTORS AFFECTING QUARTERLY OPERATING RESULTS

    The Company's quarterly operating results are affected by a wide variety of factors, many of which are outside of the Company's control, including but not limited to the Company's ability to introduce new products and technologies on a timely basis, changes in product mix or fluctuations in manufacturing costs which affect the Company's gross margins, market acceptance of the Company's products, sales timing, the level of orders which are received and can be shipped in a quarter, the seasonal nature of the markets addressed by the Company's products, product obsolescence, price erosion, foreign currency exchange rates, foreign currency and interest rate hedging, and competitive factors. The Company's future operating results also will depend in part on economic conditions in the United States and the worldwide markets that the Company serves. Any unfavorable changes in the above or other factors could adversely affect the Company's operating results.

OTHER FACTORS

    The majority of the Company's research and development activities, its corporate headquarters, and other critical business operations are located near major seismic faults. The Company's operating results and financial condition could be materially adversely affected in the event of a major earthquake.

    Production and marketing of products in certain states and countries may subject the Company to environmental and other regulations which include, in some instances, the requirement that the Company provide consumers with the ability to return to the Company product at the end of its useful life, and leave responsibility for environmentally safe disposal or recycling with the Company. It is unclear what the effect of such regulation will have on the Company's future operating results and financial condition.

    The Company is currently in the process of replacing its existing transaction systems (which include order management, distribution, and finance) with a single integrated system as part of its ongoing effort to increase operational efficiency. The Company's future operating results and financial condition could be adversely affected if the Company is unable to implement and effectively manage the transition to this new integrated system.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Registrable Notes or the Common Stock issuable upon conversion thereof by the Selling Holders.

                        DESCRIPTION OF REGISTRABLE NOTES

    The Registrable Notes were issued under an Indenture, dated as of June 1, 1996 (the "Indenture"), between the Company and Marine Midland Bank, as Trustee (the "Trustee"), copies of which are available for inspection at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, and at the offices of the Paying Agents, Midland Bank plc, Mariner House, Pepys Street, London EC3N 4DA and Banque Internationale Luxembourg 69, route d'Esch L-1470 Luxembourg. Wherever particular defined terms of the Indenture (including the Registrable Notes and the various forms thereof) are referred to, such defined terms are incorporated herein by reference (the Registrable Notes and various terms relating to the Registrable Notes being referred to in the Indenture as "Securities"). References in this section to the "Company" are solely to Apple Computer, Inc. and not its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Registrable Notes and the Indenture, including the definitions therein of certain terms.

GENERAL

    The Registrable Notes are unsecured subordinated obligations of the Company, mature on June 1, 2001 and are payable at a price of 100% of the principal amount thereof. The Registrable Notes bear interest at the rate of 6% per annum from June 7, 1996, payable semiannually on June 1 and December 1 of each year, commencing on December 1, 1996. Interest payable per $1,000 principal amount of Registrable Notes for the period from June 7, 1996 to December 1, 1996 will be $29.00. (SectionSection 3.1 and 3.7)

    The Registrable Notes are convertible into Common Stock initially at the conversion price of $29.205 per share, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights", at any time on or after September 5, 1996, and prior to the close of business on the maturity date, unless previously redeemed or repurchased. (Section 12.1)

    The Registrable Notes are redeemable (a) in the event of certain developments involving U.S. withholding taxes or certification requirements as defined below under "-- Redemption -- Redemption for Taxation Reasons", at a redemption price of 100% of the principal amount of the Registrable Notes to be redeemed, plus accrued interest to the redemption date and (b) at the option of the Company under the circumstances and at the redemption prices set forth below under "-- Redemption -- Optional Redemption", plus accrued interest to the redemption date. (Section 2.2)

CONVERSION RIGHTS

    The Holder of any Registrable Note will have the right at the Holder's option to convert any portion of the principal amount of a Registrable Note that is an integral multiple of $1,000 into shares of Common Stock at any time on or after September 5, 1996, and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $29.205 per share. The conversion price is subject to adjustment from time to time as described below. The right to convert a Registrable Note called for redemption or delivered for repurchase will terminate at the close of business on the Redemption Date for such Registrable Note or the Repurchase Date, as the case may be. (Section 12.1).

    The right of conversion attaching to any Registrable Note may be exercised by the Holder thereof by delivering the Registrable Note at the Corporate Trust Office of the Trustee or at the specified office of a Conversion Agent, accompanied by a duly signed and completed notice of conversion. Beneficial owners of interests in a registered global Registrable Note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. Such notice of conversion can be obtained at the office of any Conversion Agent. The conversion date will be the date on which the Registrable Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the appropriate Conversion Agent for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Registrable Notes will be fully paid and nonassessable and will rank PARI PASSU with the other shares of Common Stock of the Company outstanding from time to time. Any Registrable Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Registrable Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Registrable Notes being surrendered for conversion. In the case of any Registrable Note which has been converted after any Regular Record Date, but before the next Interest Payment Date, interest the Stated Maturity of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the Holder of such Registrable Note on such Regular Record Date. As a result, a Holder that surrenders Registrable Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Registrable Notes are surrendered after a notice of redemption (except for the payment of interest on Registrable Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock at the close of business on the day of conversion. (SectionSection 2.2, 3.7, 12.2 and 12.3)

    A Holder delivering a Registrable Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Registrable Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid. (Section 12.8)

    The conversion price is subject to adjustment in certain events, including:
(a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (determined as provided for in the Indenture) of Common Stock (provided that the conversion price will be readjusted to the extent any such rights, options or warrants are not exercised prior to the expiration thereof), (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers and consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (for this purpose being the product of the current market price per share of the Common Stock on the record date for such distribution times the number of shares of Common Stock outstanding) on such date and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5 % of the Company's market capitalization on the expiration of such tender offer. With respect to Rights (as defined below) issued pursuant to the Rights Agreement (as defined below), if Holders of the Registrable Notes exercising the right of conversion attaching thereto after the Distribution Date (as defined below) are not entitled to receive the Rights that would otherwise be attributable (but for the date of conversion) to the shares of Common Stock received upon such conversion, the conversion price will be adjusted as though the Rights were being distributed to holders of the Common Stock on the Distribution Date. If such an adjustment is made and the Rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion price on an equitable basis. The Company reserves the right to make such reductions in the conversion price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion price will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion price. No adjustment of the conversion price will result in zero or in a negative number or will reduce the conversion price below the then par value of the Common Stock (in which case the conversion price would be reduced to such par value), unless the Common Stock has no par value at such time (in which case the conversion price would be reduced to $.01 per share). (Section 12.4)

    In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Registrable Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Registrable Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Registrable Note was then convertible). (Section 12.11)

    The Company from time to time may reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. No such reduction shall be taken into account for purposes of determining whether the closing price of the Common Stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control.

    If at any time the Company makes a distribution of property to its shareholders which would be taxable to such shareholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Registrable Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Registrable Notes. See "United States Taxation -- United States Holders -- Adjustment of Conversion Price".

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on, and the redemption or repurchase of, the Registrable Notes will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. The principal amount of outstanding Senior Indebtedness was approximately $490 million at June 28, 1996. Senior Indebtedness includes (i) the principal, premium, if any, interest and other amounts in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by the Company, (ii) all capital lease obligations of the Company, (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (iv) all obligations of the Company for the reimbursement on any letter of credit, bankers acceptance, security purchase facility or similar credit transaction, (v) all obligations of the Company then due and owing with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise, and (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), except for any such indebtedness or other obligation that is by its terms subordinated to or PARI PASSU with the Registrable Notes. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness. (Section 13.1)

    No payment on account of principal of, premium, if any, or interest on, or redemption or repurchase of, the Registrable Notes may be made by the Company if
(i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to any Senior Indebtedness occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Indebtedness (as defined below) that permits the holders thereof to accelerate the maturity thereof, and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Registrable Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice. "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness). (SectionSection 1.1 and 13.2)

    Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest or other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Registrable Notes are entitled to receive any payment. (Section 13.2) By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Registrable Notes, and such subordination may result in a reduction or elimination of the payments to the Holders of the Registrable Notes.

    In addition, the Registrable Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Registrable Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. As of June 28, 1996, there was outstanding approximately $1,030 million of indebtedness of subsidiaries of the Company (excluding intercompany indebtedness); this amount was not included in the principal amount of Apple's outstanding Senior Indebtedness at June 28, 1996, as set forth above.

    The Indenture does not limit the Company's ability to incur additional Senior Indebtedness or any other indebtedness.

REDEMPTION

    OPTIONAL REDEMPTION

    Subject to the discussion under "-- Redemption for Taxation Reasons" below, the Registrable Notes may not be redeemed at the option of the Company prior to June 1, 1999. Thereafter, the Registrable Notes may be redeemed, in whole or in part, at the option of the Company, at the redemption prices specified below, upon not less than 20 nor more than 60 days' prior notice as provided under "-- Notices" below.

    The redemption prices (expressed as a percentage of principal amount) are as follows for the 12 month period beginning on June 1 of the following years:

                                                     REDEMPTION
 YEAR                                                   PRICE
- ---------------------------------------------------  -----------
1999...............................................     102.400
2000...............................................     101.200

    and thereafter at a Redemption Price equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption. (SectionSection 2.2, 11.1, 11.5, 11.7)

    REDEMPTION FOR TAXATION REASONS

    If the Company has or will become obligated to pay Additional Amounts (as described below under "-- Payment of Additional Amounts") as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in, or amendment to, the application or official interpretation of such laws, regulations or rulings (any such change or amendment being herein referred to as a "Tax Law Change"), and such obligation cannot be avoided by the Company taking reasonable measures available to it, the Tax Affected Notes (as defined below) may be redeemed, at the option of the Company, in whole but not in part. With respect to any Tax Law Change, "Tax Affected Notes" shall include any Registrable Note that, on or before the 20th day after the date on which the Company publishes a notice of redemption pursuant to this paragraph, is delivered to the Trustee together with a written statement from or on behalf of the beneficial owner of such Registrable Note to the effect that such beneficial owner has or will become entitled to receive Additional Amounts as a result of such Tax Law Change. Such redemption shall be upon not less than 20 nor more than 60 days' prior notice as provided under "-- Notices" below, at a redemption price equal to 100% of the principal amount of the Registrable Notes, plus accrued interest to the redemption date and any Additional Amounts then payable; PROVIDED, HOWEVER, that (1) no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay any such Additional Amounts were a payment in respect of the Registrable Notes then due and (2) at the time such notice of redemption is given, the obligation to pay such Additional Amounts remains in effect; PROVIDED FURTHER, HOWEVER, that such redemption by the Company shall apply only to a Registrable Note (or any portion of a Registrable Note that is a global registered Registrable Note) the Holder of which within 20 days of the publication of such notice of redemption provides a written statement from or on behalf of the beneficial owner of such Registrable Note (or such portion, in the case of a Registrable Note that is a global registered Registrable Note) to the Trustee or any Paying Agent to the effect that such beneficial owner is entitled or will be entitled to receive Additional Amounts. Prior to the publication of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Trustee (a) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and
(b) an opinion of counsel selected by the Company and reasonably acceptable to the Trustee, to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of a Tax Law Change. The Company's right to redeem Tax Affected Notes shall continue as long as the Company is obligated to pay Additional Amounts, notwithstanding that the Company shall have theretofore made payments of Additional Amounts.

PAYMENT AND CONVERSION

    The principal of Registrable Notes will be payable in U.S. dollars, against surrender thereof at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, or, subject to any applicable laws and regulations, at the office of any Paying Agent, by dollar check drawn on, or by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Registrable Notes in excess of $2,000,000) maintained by the Holder with, a bank in New York City. Payment of any installment of interest on Registrable Notes will be made to the Person in whose name such Registrable Notes (or any predecessor Registrable Note) is registered at the close of business on May 15 or November 15 (whether or not a Business
Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest will be made by a dollar check drawn on a bank in New York City mailed to the Holder at such Holder's registered address or, upon application by the Holder thereof to the Trustee not later than the applicable Regular Record Date, by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Registrable Notes in excess of $2,000,000) maintained by the Holder with a bank in New York City. No transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date. (Section 2.2)

    Any payment on the Registrable Notes due on any day which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day", when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York or London, England are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes. (SectionSection 1.1 and 2.2)

    Registrable Notes may be surrendered for conversion, subject to any applicable laws and regulations, at the office of any Conversion Agent outside the United States and at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Registrable Notes surrendered for conversion must be accompanied by appropriate notices, and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights". (SectionSection 2.2 and 12.2)

    The Company has initially appointed as Paying Agents and Conversion Agents the Trustee at its Corporate Trust Officer and Midland Bank plc and Banque Internationale Luxembourg S.A. as set forth in the Indenture. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Registrable Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in the Borough of Manhattan, The City of New York, for surrender of Registrable Notes for conversion, and in a Western European city for payments with respect to the Registrable Notes and for the surrender of Registrable Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "-- Notices" below. (Section 10.2)

    All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Registrable Notes which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to the Company, and the Holder of such Registrable Note will thereafter look only to the Company for payment thereof. (Section 10.3)

PAYMENT OF ADDITIONAL AMOUNTS

    The Company will pay to the Holder of any Registrable Note who is a Non-United States Holder such additional amounts ("Additional Amounts") as may be necessary in order that every net payment of the principal of, premium, if any, and interest on such Registrable Note, after deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Registrable Note to be then due and payable; PROVIDED HOWEVER, that the foregoing obligation to pay Additional Amounts will not apply to:

        (a) any tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member, shareholder of or possessor of a power over such Holder, if such Holder is an estate, a partnership or a corporation) and the United States or any political subdivision or taxing authority thereof or therein, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident of the United States or treated as a resident thereof, or being or having been engaged in trade or business or present therein, or having or having had a permanent establishment therein, or (ii) such Holder's present or former status as a personal holding company, a foreign personal holding company with respect to the United States, or a foreign private foundation or foreign tax exempt entity for United States federal tax purposes, or a corporation which accumulates earnings to avoid United States federal income tax;

        (b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Holder of such Registrable Notes appertaining thereto for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

        (c) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

        (d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of such Registrable Note, if compliance is required by statute or by regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge;

        (e) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on such Registrable Note;

        (f) any tax, assessment or other governmental charge imposed on a Holder that actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or that is a controlled foreign corporation related to the Company through stock ownership;

        (g) any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of the principal of, premium, if any, or interest on any Registrable Note, if such payment can be made without such withholding by any other Paying Agent in Western Europe;

        (h) any tax, assessment or other governmental charge imposed on a Holder that is a partnership or a fiduciary or other than the sole beneficial owner of such payment, but only to the extent that any beneficial owner or member of the partnership or beneficiary or settlor with respect to the fiduciary would not have been entitled to the payment of Additional Amounts had the beneficial owner, member, beneficiary or settlor directly been the Holder of the Registrable Note; or

        (i) any combination of items (a), (b), (c), (d), (e), (f), (g) and (h). (Section 2.2)

    Notwithstanding the foregoing, the Company shall not be obligated to pay Additional Amounts in respect of payments becoming due on the Registrable Notes more than 15 days after the Redemption Date with respect to any redemption of Tax Affected Notes described under "Redemption -- Redemption for Taxation Reasons" to the extent that the Company's obligation to pay such Additional Amounts arises from the Tax Law Change that resulted in such redemption.

    For the purposes of this Prospectus, "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction and a "Non-United States Holder" is any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is for United States federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust. Solely for purposes of the foregoing definition of "Non-United States Holder," the term "United States" shall include, when used in the geographical sense, only the States and the District of Columbia. (Section 2.2)

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

    If a Change in Control (as defined) occurs, each Holder of Registrable Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Registrable Notes, or any portion of a Registrable Note that is $5,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Registrable Notes to be repurchased (the "Repurchase Price"), together with interest accrued to, but excluding, the Repurchase Date. (Section 14.1)

    The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the closing prices of the Common Stock for the five trading days ending on and including the third trading day preceding the Repurchase Date; provided that payment not be made in Common Stock unless such stock is listed on a national securities exchange or traded on the Nasdaq National Market at the time of payment. (Section 14.1)

    Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to all Holders of the Registrable Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Registrable Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or any Paying Agent of the Holder's exercise of such right, together with the Registrable Notes. Beneficial owners of an interest in a registered global Registrable Note may exercise the repurchase right by delivering the appropriate instruction form for repurchases at the election of Holders pursuant to the DTC book-entry repurchase program. At least two trading days prior to the Repurchase Date, the Company must provide notice in the manner described above specifying whether the Company will pay the Repurchase Price in cash or in Common Stock. (Section 14.2)

    A Change in Control shall be deemed to have occurred at such time after the original issuance of the Registrable Notes as there shall occur:

        (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company; or

        (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock);

    PROVIDED, HOWEVER, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the conversion price of the Registrable Notes in effect on each such trading day, or
(b) all of the consideration (excluding cash payments for fractional shares) in a transaction or transactions constituting the Change in Control described in clause (ii) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the Registrable Notes become convertible solely into such common stock. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. (Section 14.3)

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Registrable Notes. The Company will comply with this rule to the extent applicable at that time.

    The Company may, to the extent permitted by applicable law, at any time purchase Registrable Notes in the open market or by tender at any price or by private agreement. Any Registrable Note so purchased by the Company may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement relating to the Original Offering, be re-issued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Registrable Notes surrendered as aforesaid may not be re-issued or resold and will be cancelled promptly.

    The foregoing provisions would not necessarily afford Holders of the Registrable Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

    The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the Repurchase Price for all the Notes that might be delivered by Holders of Notes seeking to exercise the purchase right. In addition, the Company's ability to purchase Notes may be limited or prohibited by the terms of its then-existing borrowing arrangements, including Senior Indebtedness. The Company's ability to purchase Notes with cash may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. (Section 5.1) Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "-- Subordination" and "Risk Factors -- Leverage and Subordination".

MERGERS AND SALES OF ASSETS BY THE COMPANY

    The Company may not consolidate with or merge into any other Person or transfer or lease its properties and assets substantially as an entirety to any Person unless (a) the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture, and (b) immediately after giving effect to such transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (Section 7.1)

EVENTS OF DEFAULT

    The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due; (b) failure to pay any interest on any Note when due, continuing for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (d) any indebtedness for money borrowed by the Company in an aggregate outstanding principal amount in excess of $50,000,000 is not paid at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.1) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 6.3) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.12)

    If an Event of Default (other than as specified in clause (e) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all

Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default as specified in clause (e) above occurs and is continuing, then the principal of, and accrued interest on, all the Notes shall IPSO FACTO become immediately due and payable without any declaration or other act on the part of the Holders of the Notes or the Trustee. (Section 5.2) For information as to waiver of defaults, see "-- Meetings, Modification and Waiver".

    No Holder of any Registrable Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 5.7) However, such limitations do not apply to a suit instituted by a Holder of a Registrable Note for the enforcement of payment of the principal of, premium, if any, or interest on such Registrable Note on or after the respective due dates expressed in such Registrable Note or of the right to convert such Registrable Note in accordance with the Indenture. (Section 5.8)

    The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 10.9)

MEETINGS, MODIFICATION AND WAIVER

    The Indenture contains provisions for convening meetings of the Holders of Notes to consider matters affecting their interests. (Article Nine)

    Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding or (ii) by the adoption of a resolution, at a meeting of Holders of the Notes at which a quorum is present, by the Holders of at least 66 2/3% in aggregate principal amount of the Notes represented and entitled to vote at such meeting. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or interest on, any Note, (c) reduce the amount payable upon a redemption or mandatory repurchase, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the obligation of the Company to pay Additional Amounts described above in a manner adverse to the Holders, (f) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (g) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (h) modify the obligation of the Company to maintain an office or agency in New York City and in a Western European city, (i) adversely affect the right to convert Notes, (j) modify the subordination provisions in a manner adverse to the Holders of the Notes, (k) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (l) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (m) reduce the percentage in aggregate principal amount of Outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of Holders of Notes at which a resolution is adopted, or (n) modify the obligation of the Company to deliver information required under rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. (SectionSection 8.2 and 5.13) The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time Outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount. (Section 9.4)

    The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent. (Section 10.13) The Holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent. (Section 5.13)

REGISTRATION RIGHTS

    In connection with the Original Offering, the Company entered into the Registration Agreement, pursuant to which the Company agreed to, at the Company's expense for the benefit of the holders of the Registrable Notes and the shares of Common Stock issuable upon conversion thereof, (i) file with the Commission within 90 days after the date of original issuance of the Registrable Notes, a registration statement (the "Shelf Registration Statement") covering resales of the Registrable Notes and the Common Stock issuable upon conversion thereof, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Registrable Notes and (iii) use its best efforts to keep effective the Shelf Registration Statement until three years after the date it is declared effective or such earlier date as all Registrable Notes and the Common Stock issuable upon conversion thereof shall have been disposed of or on which all Registrable Notes and the Common Stock issuable upon conversion thereof held by persons that are not affiliates of Apple may be resold without registration pursuant to Rule 144(k) under the Securities Act (the "Effectiveness Period").

    In the event that during the Effectiveness Period the Shelf Registration Statement ceases to be effective for more than 90 days or the Company suspends the use of this Prospectus which is a part thereof for more than 90 days, whether or not consecutive, during any 12-month period then the interest rate borne by Registrable Notes will increase by an additional one-half of one percent (0.50%) per annum from the 91st day of the applicable 12-month period such Shelf Registration Statement ceases to be effective or the Company suspends the use of this Prospectus which is a part thereof, as the case may be, until the earlier of such time as (i) the Shelf Registration Statement again becomes effective, (ii) the use of this Prospectus ceases to be suspended or (iii) the Effectiveness Period expires.

BOOK-ENTRY; DELIVERY AND FORM; GLOBAL CERTIFICATES

    The Registrable Notes may be represented by one or more fully registered global notes (the "Global Note") as well as Registrable Notes in definitive form registered in the name of individual purchasers or their nominees. Each such Global Note will be deposited upon issuance with, or on behalf of, DTC and registered in the name of DTC or its nominee (the "Global Note Registered Owner") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    DTC is a limited purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participant organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    Pursuant to procedures established by DTC, (i) upon deposit of the Global Note, DTC will credit the accounts of Participants with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Registrable Notes will be limited to that extent.

    Except as described below, owners of interests in the Global Note will not have Registrable Notes registered in their names, will not receive physical delivery of Registrable Notes in definitive form and will not be considered the registered owners thereof under the Indenture for any purpose.

    None of the Company, the Trustee, nor any agent of the Company or the Trustee will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's records relating to the beneficial ownership interests in the Global Note or (ii) any other matter relating to the actions and practices of DTC's or any of its Participants.

    Payments in respect of the principal of, premium, if any, and interest on any Registrable Notes registered in the name of the Global Note Registered Owner on any relevant record date will be payable by the Trustee to the Global Note Registered Owner in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the person in whose names the Registrable Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee, nor any agent of the Company or the Trustee has nor will have any responsibility or liability for the payment of such amounts to beneficial owners of the Registrable Notes or for any other matter relating to actions or practices of DTC or any of its Participants. The Company understands that DTC's current practice, upon receipt of any payment in respect of securities such as the Registrable Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC (unless DTC has reason to believe it will not receive payment on such payment date). Payments by the Participants and the Indirect Participants to the beneficial owners of Registrable Notes will be governed by standing instructions and customary practices and will be the responsibility of Participants or the Indirect Participant, and the beneficial owners and not the responsibility of the DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Registrable Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Global Note Registered Owner for all purposes.

    So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Registrable Notes represented by such Global Note for all purposes under the Indenture and the Registrable Notes. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture. Transfers between Participants in DTC will be effected in the ordinary way in accordance with DTC rules.

    The Company expects that DTC will take any action permitted to be taken by a holder of Registrable Notes (including the presentation of Registrable Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of the Registrable Notes as to which such Participant or Participants has or have given such direction.

    Although the Company expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in a Global Note among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    If DTC is at any time unwilling or unable to continue as a depositary for a Global Note and a successor depositary is not obtained, the Company will issue definitive certificated Registrable Notes in exchange for a Global Note. Such definitive certificated Registrable Notes shall be registered in names of the owners of the beneficial interests in the Global Note as provided by the Participants. Notes issued in definitive certificated form will be fully registered, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000 above that amount. Upon issuance of Registrable Notes in definitive certificated form, the Trustee is required to register the Registrable Notes in the name of, and cause the Registrable Notes to be delivered to, the person or persons (or the nominee thereof) identified as the beneficial owner as DTC shall direct.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Registrable Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Registrable Note selected for redemption. Also, the Company is not required to transfer or exchange any Registrable Note for a period of 15 days before a selection of Registrable Notes to be redeemed.

    The registered holder of a Registrable Note will be treated as the owner of it for all purposes.

GOVERNING LAW

    The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, United States of America. (Section 1.1)

THE TRUSTEE

    In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Registrable Notes, unless they shall have offered to the Trustee reasonable security or indemnity. (SectionSection 6.1 and 6.3)

NOTES ISSUED IN RELIANCE UPON REGULATION S

    The Notes issued in the Original Offering in reliance upon Regulation S (the "Regulation S Notes") are not being registered pursuant to the Registration Statement of which this Prospectus forms a part. The Regulation S Notes issued under the Indenture are governed by substantially similar terms as the Registrable Notes, except with respect to certain mechanical provisions relating to form and denomination, payment and conversion, redemption for taxation reasons and payments of additional amounts. For a complete description of the terms and conditions of the Regulation S Notes, see the detailed provisions of the Indenture.

                             UNITED STATES TAXATION

    The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Registrable Notes and of the Common Stock into which the Registrable Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and decisions now in effect (or in the case of certain regulations, now in proposed form), all of which are subject to change. This summary deals only with holders that will hold Registrable Notes and Common Stock as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold Registrable Notes or Common Stock as a part of an integrated investment (including a "straddle") comprised of a Registrable Note or shares of Common Stock and one or more other positions, persons that have a "functional currency" other than the U.S. dollar or holders of Registrable Notes that did not acquire the Registrable Notes in the initial distribution thereof. This summary does not address any state or local tax considerations, nor does it address the U.S. tax consequences to holders of a Registrable Note that is not a United States Holder (as defined below).

    INVESTORS CONSIDERING THE PURCHASE OF REGISTRABLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

    As used herein, the term "United States Holder" means a holder of a Registrable Note or Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of its source or (iv) otherwise subject to United State federal income taxation on a net income basis in respect of a Registrable Note or a share of Common Stock.

    PAYMENT OF INTEREST

    Interest on a Registrable Note generally will be includible in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

    SALE, EXCHANGE OR REDEMPTION OF THE REGISTRABLE NOTES

    Upon the sale, exchange or redemption of a Registrable Note, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Registrable Notes. A United States Holder's adjusted tax basis in a Registrable Note generally will equal the cost of the Registrable Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the Registrable Note was held for more than one year at the time of sale, exchange or redemption.

    CONVERSION OF THE REGISTRABLE NOTES

    A United States Holder generally will not recognize any income, gain or loss upon conversion of a Registrable Note into Common Stock except with respect to cash received in lieu of a fractional Share of Common Stock. Such Holder's tax basis in the Common Stock received on conversion of a Registrable Note will be the same as such Holder's adjusted tax basis in the Registrable Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Registrable Note converted.

    Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

    ADJUSTMENT OF CONVERSION PRICE

    The conversion price of the Registrable Notes is subject to adjustment in certain circumstances. Under Section 305(c) of the Code, adjustments that have the effect of increasing the proportionate interest of holders of the Registrable Notes in the assets or earnings of the Company (for example, an adjustment following a distribution of property by the Company to its shareholders) may in some circumstances give rise to deemed dividend income to United States Holders; similarly, a failure to adjust the conversion price of the Registrable Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding stock can in some circumstances give rise to deemed dividend income to United States Holders of such stock.

    DIVIDENDS

    Dividends paid on the Common Stock generally will be includible in the income of a United States Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

    SALE OR OTHER DISPOSITION OF COMMON STOCK

    Upon the sale, exchange, redemption or other disposition of shares of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the cash proceeds and the fair market value of any property received and (ii) such Holder's adjusted tax basis in the Common Stock. Such gain will be capital gain, and will be long-term capital gain if the shares of Common Stock were held for more than one year (including the holding period before the Registrable Notes were converted into Common Stock).

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, information reporting requirements will apply to payments of principal, premium, if any, and of interest on a Registrable Note, payments of dividends on Common Stock and payments of the proceeds of the sale of a Registrable Note or Common Stock to certain non-corporate United States Holders, and a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that such Holder has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that such holder has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle the holder to a refund.

                                SELLING HOLDERS

    The Registrable Notes offered hereby were originally issued by the Company and sold by the Initial Purchasers, in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such initial purchaser to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), or other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. An additional $92,675,000 aggregate principal amount of Notes were issued in the Original Offering by the Company and sold by the Initial Purchasers in compliance with the provisions of Regulation S under the Securities Act. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Registrable Notes and Common Stock issued upon conversion of the Registrable Notes.

    The following table sets forth information, as of August 27, 1996 with respect to the Selling Holders and the respective principal amounts of Registrable Notes beneficially owned by each Selling Holder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Holders. None of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below. Because the Selling Holders may offer all or some portion of the Registrable Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Registrable Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Registrable Notes since the date on which they provided the information regarding their Registrable Notes in transactions exempt from the registration requirements of the Securities Act.

                                                                   PRINCIPAL AMOUNT
                                                                    OF REGISTRABLE       NUMBER OF SHARES OF
                                                                        NOTES                COMMON STOCK
                                                                     BENEFICIALLY    ----------------------------
                                                                      OWNED AND      BENEFICIALLY      OFFERED
SELLING HOLDER                                                      OFFERED HEREBY   OWNED (1)(2)    HEREBY (2)
- -----------------------------------------------------------------  ----------------  -------------  -------------
IDS Life Capital Resource Fund (3)...............................   $   50,000,000      12,712,035      1,712,035
C.S. First Boston Corporation....................................       25,270,000         865,262        865,262
Mainstay Convertible Fund........................................       20,250,000         693,374        693,374
Fidelity Devonshire Trust: Fidelity Equity-Income Fund (4).......       17,780,000         608,799        608,799
UBS Securities LLC...............................................       17,500,000         599,212        599,212
Loomis, Sayles & Co., L.P. Investment Advisor....................       16,800,000         575,243        575,243
The TCW Group, Inc...............................................       15,925,000         545,283        545,283
HSBC James Capel.................................................       12,100,000         414,312        414,312
J.P. Morgan & Co. Incorporated...................................       12,000,000         920,483        410,888
BNP Arbitrage SNC................................................       10,990,000         376,305        376,305
BT Securities Corp...............................................       10,215,000         349,768        349,768
Alpine Associates................................................       10,000,000         342,407        342,407
Allstate Insurance Company.......................................        9,000,000         308,166        308,166
Lipco Partners, L.P..............................................        9,000,000         308,166        308,166
Swiss Bank Corporation, London Branch (5)........................        8,275,000         283,341        283,341
Froley, Revy Investment Co., Inc.................................        7,800,000         267,077        267,077
President & Fellows of Harvard College...........................        6,500,000         280,164        222,564
BT Holdings Corp.................................................        6,500,000         222,564        222,564
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............        5,825,000         199,452        199,452
RBC Dominion Securities Inc......................................        5,500,000         480,626        188,323
Hamilton Partners Limited........................................        5,500,000         188,323        188,323
NatWest Securities Corp..........................................        5,185,000         177,538        177,538

                                                                   PRINCIPAL AMOUNT
                                                                    OF REGISTRABLE       NUMBER OF SHARES OF
                                                                        NOTES                COMMON STOCK
                                                                     BENEFICIALLY    ----------------------------
                                                                      OWNED AND      BENEFICIALLY      OFFERED
SELLING HOLDER                                                      OFFERED HEREBY   OWNED (1)(2)    HEREBY (2)
- -----------------------------------------------------------------  ----------------  -------------  -------------
Bond Fund Series -- Oppenheimer Bond Fund for Growth.............   $    5,000,000         171,203        171,203
New York Life Separate Account #7................................        5,000,000         171,203        171,203
SBC Warburg Inc..................................................        5,000,000         171,203        171,203
Susquehanna Investment Group.....................................        4,900,000         167,779        167,779
Societe Generale Securities Corp.................................        4,850,000         166,067        166,067
OCM Convertible Trust............................................        4,575,000         156,651        156,651
Nomura Securities (Bermuda) Ltd. (6).............................        4,450,000         152,371        152,371
Lord Abbett & Co. Bond Debenture Fund............................        4,000,000         136,962        136,962
Tenret & Co......................................................        4,000,000         136,962        136,962
SoGen International Fund, Inc....................................        3,500,000         119,842        119,842
Hughes Retirement Plan Trust.....................................        3,500,000         119,842        119,842
State of Connecticut Combined Investment Funds...................        3,470,000         118,815        118,815
Delta Airlines Master Trust......................................        3,330,000         114,021        114,021
JMG Convertible Investments, L.P.................................        3,000,000         102,722        102,722
Credit Lyonnais Securities (USA) Inc.............................        3,000,000         102,722        102,722
Northwestern Mutual Life Insurance Company (7)...................        3,000,000         144,322        102,722
Paul Berkman & Company...........................................        3,000,000         102,722        102,722
Pacific Horizon Capital Income Fund..............................        2,750,000          94,161         94,161
Millennium Trading Co............................................        2,500,000         138,601         85,601
Lipco Offshore Partners, L.P.....................................        2,250,000          77,041         77,041
Oppenheimer Variable Account Funds for the account of:
 Oppenheimer Growth & Income Fund................................        2,000,000          68,481         68,481
Merrill Lynch Convertible Securities Inc.........................        1,750,000          59,921         59,921
Robertson Stephens & Company LLC.................................        1,550,000          53,073         53,073
Sage Capital.....................................................        1,500,000          51,361         51,361
KA Trading L.P...................................................        1,500,000          51,361         51,361
Pacific Mutual Life Ins. Co......................................        1,500,000          51,361         51,361
Forest Fulcrum Fund, L.P.........................................        1,250,000          42,800         42,800
Fidelity Management Trust Company on behalf of accounts managed
 by it (8).......................................................        1,220,000          41,773         41,773
AIM Fund Group...................................................        1,200,000          41,088         41,088
Indosuez Capital Asset Advisors..................................        1,000,000          34,240         34,240
Husic Capital Management (9).....................................        1,000,000          34,240         34,240
Colonial Penn Insurance Co.......................................          950,000          32,528         32,528
Zazove Convertible Fund, L.P.....................................          950,000          32,528         32,528
Forest Fulcrum Fund Ltd..........................................          750,000          25,680         25,680
Franklin Investors Securities Trust Convertible Securities
 Fund............................................................          750,000          25,680         25,680
Catholic Mutual Series...........................................          550,000          18,832         18,832
CFW-C, L.P.......................................................          500,000          17,120         17,120
Smith Barney Convertibles Portfolio..............................          500,000          17,120         17,120
OCM Convertible Limited Partnership..............................          250,000           8,560          8,560
West Merchant Bank Nominee Limited...............................          250,000           8,560          8,560
First Hawaiian Bank Custodian Kapiolani Medical Center for Women
 & Children......................................................          200,000           6,848          6,848
Financial Institutions Retirement Fund...........................          150,000          14,136          5,136
Credit Suisse London Branch......................................          128,000           5,182          4,382
Donald George Scheidt............................................           60,000           2,054          2,054

                                                                   PRINCIPAL AMOUNT
                                                                    OF REGISTRABLE       NUMBER OF SHARES OF
                                                                        NOTES                COMMON STOCK
                                                                     BENEFICIALLY    ----------------------------
                                                                      OWNED AND      BENEFICIALLY      OFFERED
SELLING HOLDER                                                      OFFERED HEREBY   OWNED (1)(2)    HEREBY (2)
- -----------------------------------------------------------------  ----------------  -------------  -------------
Patricia Pazdry..................................................   $       60,000           2,054          2,054
Margaret B. Blinn................................................           40,000           1,369          1,369
J. Keith Johnstone and Kathleen L. Johnstone.....................           40,000           1,369          1,369
Arthur E. Watt...................................................           40,000           1,369          1,369
Earl Robinson and Benita Robinson................................           40,000           1,369          1,369
K-Ridge Farms....................................................           30,000           1,027          1,027
Penny Werle......................................................           30,000           1,027          1,027
John Werle.......................................................           20,000             684            684
Norman Enns and Marnie Enns......................................           20,000             684            684
Glen Frehlich....................................................           20,000             684            684
Ross R. Pinder...................................................           20,000             684            684
Margaret Pinder..................................................           20,000             684            684
Fred Weeks.......................................................           20,000             684            684
Peter Rempel.....................................................           10,000             342            342
Fred Grant and/or Holly Grant....................................           10,000             342            342
Edward Napper....................................................           10,000             342            342
Ken Fleury.......................................................           10,000             342            342
Any other holder of Registrable Notes or future transferee from
 any such holder (10)(11)........................................      183,687,000       6,289,573      6,289,573
                                                                   ----------------  -------------  -------------
    Total........................................................   $  568,575,000      31,432,448     19,468,370
                                                                   ----------------  -------------  -------------
                                                                   ----------------  -------------  -------------

- ------------------------

(1) Includes shares of Common Stock issuable upon conversion of the Registrable Notes.

(2) Assumes a conversion price of $29.205 per share, and a cash payment in lieu of any fractional share interest.

(3) IDS Life Capital Resource Fund is a fund in the IDS Life Investment Series, Inc., a series mutual fund in the IDS Mutual Fund Group (collectively, the "IDS Funds"), and is an investment company registered under the Investment Company Act of 1940, as amended. American Express Financial Corporation ("AEFC"), formerly known as IDS Financial Corporation, an investment adviser registered under the Investment Advisers Act of 1940, as amended, provides investment advisory services to each of the IDS Funds and to certain other registered investment companies. AEFC is a wholly-owned subsidiary of American Express Company. The information set forth in the table with respect to IDS Life Capital Resource Fund and the information set forth in this footnote was provided by AEFC.

(4) Fidelity Devonshire Trust is an investment company registered under Section 8 of the Investment Company Act of 1940, as amended. Fidelity Management & Research Company ("FMR Co.") is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to such entity mentioned above, and to other registered investment companies and to certain other funds which are generally offered to a limited group if investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation.

(5) SBC Warburg Inc., a subsidiary of Swiss Bank Corporation, acts as investment advisor to Swiss Bank Corporation, London Branch with respect to $7,675,000 aggregate principal amount of the Registrable Notes. Swiss Bank Corporation, London Branch also beneficially owns $1,150,000 aggregate principal amount of the Company's 6% Convertible Subordinated Notes due June 1, 2001, which it purchased in reliance on Regulation S under the Securities Act.

(6) Reported beneficial ownership is based solely on a review of the relevant records of Nomura Holding America Inc., a Delaware corporation, and its majority-owned subsidiaries, including, without limitation, Nomura Securities (Bermuda) Ltd. ("NSB"), as of August 8, 1996, and does not encompass any other affiliates of NSB.

(7) Includes $1,000,000 in principal amount of Registrable Notes held in the Northwestern Mutual Life Insurance Company Group Annuity Separate Account.

(8) Shares indicated as owned by Fidelity Management Trust Company are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended.

(9) Held in its capacity as a discretionary asset manager for the Ameritech Pension Plan under an investment management agreement dated December 22, 1995.

(10) Information concerning other Registrable Note Selling Holders will be set forth in Prospectus Supplements from time to time, if required.

(11) Assumes that any other holders of Registrable Notes or any future transferee from any such holder does not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion rate.

    Information concerning the Selling Holders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefor the number of shares issuable upon conversion of the Registrable Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Registrable Notes and the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease.

                              PLAN OF DISTRIBUTION

    The Registrable Notes and Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Registrable Notes and Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Registrable Notes and Common Stock for whom they may act as agents. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of Registrable Notes and Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Registrable Notes and Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Registrable Notes and Common Stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, any varying prices determined at the time of sale or at negotiated prices. The sale of the Registrable Notes and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Registrable Notes or the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Registrable Notes and the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Registrable Notes and Common Stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

    To comply with the securities laws of certain jurisdictions, if applicable, the Registrable Notes and Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Registrable Notes and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

    The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Registrable Notes and Common Stock by the Selling Holders. The foregoing may affect the marketability of the Registrable Notes and the Common Stock.

    Pursuant to the Registration Agreement, all expenses of the registration of the Registrable Notes and Common Stock will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

    The validity of the Registrable Notes and the Common Stock being offered hereby will be passed upon for the Company by Shearman & Sterling, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements and schedule of Apple Computer, Inc. included and/or incorporated by reference in Apple Computer, Inc.'s Annual Report (Form 10-K) for the year ended September 29, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATA HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----

Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Summary........................................           3
Risk Factors...................................           7
Use of Proceeds................................          16
Description of Registrable Notes...............          17
United States Taxation.........................          31
Selling Holders................................          33
Plan of Distribution...........................          36
Legal Matters..................................          37
Experts........................................          37

                               U.S. $568,575,000

                              APPLE COMPUTER, INC.

                          6% CONVERTIBLE SUBORDINATED
                             NOTES DUE JUNE 1, 2001

                               ------------------

                                    [ LOGO ]

                               ------------------

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF REGISTRATION AND DISTRIBUTION.

    The following table sets forth the estimated expenses of the Registrant in connection with the offering described in this Registration Statement.

Securities and Exchange Commission registration fee..............  $ 196,061
Accountants' fees and expenses...................................     12,000
Legal fees and expenses..........................................     80,000
Printing and engraving expenses..................................     10,000
Blue Sky fees and expenses.......................................     17,500
Trustee's fees and expenses......................................      2,500
Miscellaneous....................................................        939
                                                                   ---------
    Total........................................................    319,000
                                                                   ---------
                                                                   ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 317 of the California General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. This limitation on liability has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) relating to any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) under Section 310 of the California General Corporation Law (concerning contracts or transactions between the corporation and a director) or (vii) under Section 316 of the California General Corporation Law (directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders. Although the validity and scope of the legislation underlying the provision have not yet been interpreted to any significant extent by the California courts, the provision may relieve directors of monetary liability to the Company for grossly negligent conduct, including conduct in situations involving attempted takeovers of the Company.

    In accordance with Section 317, the Restated Articles of Incorporation, as amended (the "Articles"), of the Company limits the liability of a director to the Company or its shareholders for monetary damages to the fullest extent permissible under California law, and authorizes the Company to provide indemnification to its agents (including officers and directors), subject to the limitations set forth above. The Company's By-Laws further provide for indemnification of corporate agents to the maximum extent permitted by the California General Corporation Law.

    Pursuant to the authority provided in the Articles, the Company has entered into indemnification agreements with each of its officers and directors, indemnifying them against certain potential liabilities that may arise as a result of their service to the Company, and providing for certain other protection.

    The Company also maintains insurance policies which insure its officers and directors against certain liabilities.

    The foregoing summaries are necessarily subject to the complete text of the statute, the Articles, the By-Laws and the agreements referred to above and are qualified in their entirety by reference thereto.

    Reference is made to the Underwriting Agreements included herein as exhibits to the Registration Statement for provisions regarding indemnification of the Company's officers, directors and controlling persons against liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS

  EXHIBIT
  NUMBER                                                   DESCRIPTION
- -----------  --------------------------------------------------------------------------------------------------------
      4.1*   Indenture, dated as of June 1, 1996, between the Company and Marine Midland Bank, as Trustee, relating to the Notes.
      4.2*   Form of Notes included in Exhibit 4.1.
       4.3   Specimen Certificate of Common Stock of Apple Computer, Inc. (Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3 (file no. 33-62310) filed with the Securities and
              Exchange Commission on May 6, 1993.)
       4.4   Restated Articles of Incorporation, filed with the Secretary of State of the State of California on
              January 27, 1988. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on
              Form S-3 (file no. 33-23317) filed July 27, 1988.)
       4.5   Amendment to Restated Articles of Incorporation, filed with the Secretary of State of the State of
              California on February 1, 1990. (Incorporated by reference to Exhibit 4.6 to the Company's Registration
              Statement on Form S-3 (file no. 33-62310) filed with the Securities and Exchange Commission on May 6,
              1993.)
       4.6   By-Laws of the Company, as amended and restated as of November 2, 1994. (Incorporated by reference to
              Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 30, 1994.)
       4.7   Common Shares Rights Agreement dated as of May 15, 1989, between the Company and The First National Bank of Boston, as Rights Agent, including the form of Rights Certificate attached hereto. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 26, 1989.)
      4.8*   Registration Rights Agreement, dated June 7, 1996 among the Company and Goldman, Sachs & Co. and Morgan
              Stanley & Co. Incorporated.
      5.1*   Opinion of Shearman & Sterling.
     23.1*   Consent of Ernst & Young, LLP independent auditors.
     23.2*   Consent of Counsel (contained in Exhibit 5.1 hereto).
     24.1*   Power of Attorney (contained on Page II-4 - II-5).
     25.1*   Form T-1 Statement of Eligibility and Qualification of Trustee (bound separately from other exhibits).

- ------------------------
*Filed herewith

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CUPERTINO, STATE OF CALIFORNIA, ON THE 28TH DAY OF AUGUST 1996.

                                          APPLE COMPUTER, INC.

                                          By        /s/ GILBERT F. AMELIO

                                             -----------------------------------
                                                      Gilbert F. Amelio
                                                CHAIRMAN AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gilbert F. Amelio, Fred D. Anderson and Edward B. Stead, his or her true and lawful attorney-in-fact and agent, with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                   SIGNATURE                                      TITLE                            DATE
- ------------------------------------------------  --------------------------------------  -----------------------

                  /s/ GILBERT F. AMELIO           Chairman, Chief Executive Officer and
     --------------------------------------        Director (Principal Executive              August 28, 1996
               Gilbert F. Amelio                   Officer)

                  /s/ FRED D. ANDERSON            Executive Vice President and Chief
     --------------------------------------        Financial Officer (Principal               August 28, 1996
                Fred D. Anderson                   Financial Officer)

                     /s/ ROBERT PROMM             Vice President and Financial
     --------------------------------------        Controller (Principal Accounting           August 28, 1996
                  Robert Promm                     Officer)

                 /s/ BERNARD GOLDSTEIN
     --------------------------------------       Director                                    August 26, 1996
               Bernard Goldstein

                   SIGNATURE                                      TITLE                            DATE
- ------------------------------------------------  --------------------------------------  -----------------------

     --------------------------------------       Director                                        , 1996
                B. Jurgen Hintz

     --------------------------------------       Director                                        , 1996
              Katherine M. Hudson

                   /s/ DELANO E. LEWIS
     --------------------------------------       Director                                    August 23, 1996
                Delano E. Lewis

     --------------------------------------       Director                                        , 1996
               A.C. Markkula, Jr.

              /s/ EDGAR S. WOOLARD, JR.
     --------------------------------------       Director                                    August 23, 1996
             Edgar S. Woolard, Jr.

                              APPLE COMPUTER, INC.
                       REGISTRATION STATEMENT ON FORM S-3
                               INDEX TO EXHIBITS

  EXHIBIT                                                                                                  SEQUENTIALLY
  NUMBER                                             DESCRIPTION                                           NUMBERED PAGE
- -----------  -------------------------------------------------------------------------------------------  ---------------
      4.1*   Indenture, dated as of June 1, 1996, between the Company and Marine Midland Bank, as
              Trustee, relating to the Notes............................................................
      4.2*   Form of Notes included in Exhibit 4.1......................................................
       4.3   Specimen Certificate of Common Stock of Apple Computer, Inc. (Incorporated by reference to
              Exhibit 4.5 to the Company's Registration Statement on Form S-3 (file no. 33-62310) filed with the Securities and Exchange Commission on May 6, 1993.)..............................
       4.4   Restated Articles of Incorporation, filed with the Secretary of State of the State of
              California on January 27, 1988. (Incorporated by reference to Exhibit 4.1 to the Company's
              Registration Statement on Form S-3 (file no. 33-23317) filed July 27, 1988.)..............
       4.5   Amendment to Restated Articles of Incorporation, filed with the Secretary of State of the
              State of California on February 1, 1990. (Incorporated by reference to Exhibit 4.6 to the
              Company's Registration Statement on Form S-3 (file no. 33-62310) filed with the Securities and Exchange Commission on May 6, 1993.)..................................................
       4.6   By-Laws of the Company, as amended and restated as of November 2, 1994. (Incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 30, 1994.).................................................................
       4.7   Common Shares Rights Agreement dated as of May 15, 1989, between the Company and The First
              National Bank of Boston, as Rights Agent, including the form of Rights Certificate attached hereto. (Incorporated by reference to Exhibit 1 to the Company's Registration
              Statement on Form 8-A filed with the Securities and Exchange Commission on May 26,
              1989.)....................................................................................
      4.8*   Registration Rights Agreement, dated June 7, 1996 among the Company and Goldman, Sachs &
              Co. and Morgan Stanley & Co. Incorporated.................................................
      5.1*   Opinion of Shearman & Sterling.............................................................
     23.1*   Consent of Ernst & Young, LLP independent auditors.........................................
     23.2*   Consent of Counsel (contained in Exhibit 5.1 hereto).......................................
     24.1*   Power of Attorney (contained on Page II-4 - II-5)..........................................
     25.1*   Form T-1 Statement of Eligibility and Qualification of Trustee (bound separately from other exhibits).................................................................................

- ------------------------
*Filed herewith